SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                      BROOKDALE LIVING COMMUNITIES, INC.
                              (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 112462 10 6
                               (CUSIP NUMBER)

                              Randal A. Nardone
            Vice President, Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                         1301 Avenue of the Americas
                          New York, New York 10019
                                (212) 798-6100
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                               Edmund C. Duffy
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                                May 19 , 2000
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .




CUSIP NO. 112462 10 6                  13D            PAGE 2 OF 18 PAGES


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FORTRESS BROOKDALE ACQUISITION LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      WC/AF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       - 0 -
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     - 4,004,350 - (inclusive of
  OWNED BY                                     75,000 shares issued after
    EACH                                       April 10, 2000 pursuant to
  REPORTING                                    exercise of stock options)
 PERSON WITH
                 9     SOLE DISPOSITIVE POWER   - 0 -

                 10    SHARED DISPOSITIVE POWER - 4,004,350 -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 4,004,350 -

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             |_|

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (based on 9,850,749 shares of common stock outstanding as of April 10, 2000, plus 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options)

 14   TYPE OF REPORTING PERSON

      OO



CUSIP NO. 112462 10 6                  13D            PAGE 3 OF 18 PAGES


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FORTRESS REGISTERED INVESTMENT TRUST

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      WC/AF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       - 0 -
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     - 4,004,350* - (inclusive of
  OWNED BY                                     75,000 shares issued after
    EACH                                       April 10, 2000 pursuant to
  REPORTING                                    exercise of stock options)
 PERSON WITH
                 9     SOLE DISPOSITIVE POWER   - 0 -

                 10    SHARED DISPOSITIVE POWER - 4,004,350* -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 4,004,350* -

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             |_|

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (based on 9,850,749 shares of common stock outstanding as of April 10, 2000, plus 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options)

 14   TYPE OF REPORTING PERSON

      OO


* Solely in its capacity as the sole member of Fortress Brookdale
Acquisition LLC.



CUSIP NO. 112462 10 6                  13D            PAGE 4 OF 18 PAGES


  1   NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      FORTRESS INVESTMENT FUND LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      NOT APPLICABLE

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       - 0 -
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     - 4,004,350* - (inclusive of
  OWNED BY                                     75,000 shares issued after
    EACH                                       April 10, 2000 pursuant to
  REPORTING                                    exercise of stock options)
 PERSON WITH
                 9     SOLE DISPOSITIVE POWER   - 0 -

                 10    SHARED DISPOSITIVE POWER - 4,004,350* -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 4,004,350* -

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             |_|

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (based on 9,850,749 shares of common stock outstanding as of April 10, 2000, plus 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options)

 14   TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.



CUSIP NO. 112462 10 6                  13D            PAGE 5 OF 18 PAGES


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FORTRESS FUND MM LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      NOT APPLICABLE

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       - 0 -
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     - 4,004,350* - (inclusive of
  OWNED BY                                     75,000 shares issued after
    EACH                                       April 10, 2000 pursuant to
  REPORTING                                    exercise of stock options)
 PERSON WITH
                 9     SOLE DISPOSITIVE POWER   - 0 -

                 10    SHARED DISPOSITIVE POWER - 4,004,350* -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 4,004,350* -

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             |_|

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (based on 9,850,749 shares of common stock outstanding as of April 10, 2000, plus 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options)

 14   TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

* Solely in its capacity as the managing member of Fortress Investment Fund
LLC.



CUSIP NO. 112462 10 6                  13D            PAGE 6 OF 18 PAGES


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FORTRESS INVESTMENT GROUP LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      NOT APPLICABLE

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       - 0 -
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     - 4,004,350* - (inclusive of
  OWNED BY                                     75,000 shares issued after
    EACH                                       April 10, 2000 pursuant to
  REPORTING                                    exercise of stock options)
 PERSON WITH
                 9     SOLE DISPOSITIVE POWER   - 0 -

                 10    SHARED DISPOSITIVE POWER - 4,004,350* -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 4,004,350* -

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             |_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (based on 9,850,749 shares of common stock outstanding as of April 10, 2000, plus 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options)

 14   TYPE OF REPORTING PERSON

      OO

*   Solely in its capacity as the managing member of Fortress Fund MM LLC



CUSIP NO. 112462 10 6                  13D            PAGE 7 OF 18 PAGES


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FORTRESS INVESTMENT HOLDINGS LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      NOT APPLICABLE

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       - 0 -
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     - 4,004,350* - (inclusive of
  OWNED BY                                     75,000 shares issued after
    EACH                                       April 10, 2000 pursuant to
  REPORTING                                    exercise of stock options)
 PERSON WITH
                 9     SOLE DISPOSITIVE POWER   - 0 -

                 10    SHARED DISPOSITIVE POWER - 4,004,350* -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 4,004,350* -

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             |_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (based on 9,850,749 shares of common stock outstanding as of April 10, 2000, plus 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options)

 14   TYPE OF REPORTING PERSON

      OO

*   Solely in its capacity as the sole member of Fortress Invest Group LLC



ITEM 1.           SECURITY AND ISSUER.

            This statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Issuer"). The principal executives offices of the Issuer are located at 330 North Wabash, Suite 1400, Chicago, IL 60611.

ITEM 2.           IDENTITY AND BACKGROUND.

            (a) - (c), (f) This statement is being filed jointly by Fortress Brookdale Acquisition LLC ("FBA"), Fortress Registered Investment Trust, a Delaware business trust ("FRIT"), Fortress Investment Fund LLC, a Delaware limited liability company ("FIF"), Fortress Fund MM LLC, a Delaware limited liability company ("FFMM"), Fortress Investment Group LLC, a Delaware limited liability company ("FIG"), and Fortress Investment Holdings LLC, a Delaware limited liability company ("FIH"; together with FBA, FRIT, FIF, FFMM, and FIG, collectively, the "Reporting Persons"; individually, a "Reporting Person"). The business address of each of the Reporting Persons is 1301 Avenue of the Americas, New York, New York 10019. The principal business of each Reporting Person is real estate-related investments.

            Set forth in Annex A attached hereto is a listing of the director and the executive officers of FIG, and the managers and members of FIH (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.

            (d) - (e) None of the Reporting Persons, or, to the best of their knowledge, the Covered Persons has, during the past five years,
      (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds required to purchase the shares of Common Stock to be beneficially owned by FRIT, as described in Item 5 below, was $60,065,250 (inclusive of the consideration paid for 75,000 shares issued after April 10, 2000 pursuant to exercise of stock options and for the Option Supplement (as defined in the Stock Purchase Agreement) in accordance with the terms of the Stock Purchase Agreement.

            FBA obtained the funds to purchase the shares of Common Stock reported in Item 5 below from a capital contribution made to FBA's working capital by FIF.

ITEM 4.           PURPOSE OF TRANSACTION.

            FRIT, through FBA, an entity controlled by FRIT, acquired the shares of Common Stock reported in Item 5 below for investment purposes. FRIT views such shares of Common Stock as an attractive investment opportunity at this time.

            On April 20, 2000, FRIT entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer, Mr. Michael W. Reschke ("Reschke"), The Prime Group, Inc. ("PGI"), Prime Group II, L.P. ("PGII"), Prime Group VI, L.P. ("PGVI"), and PGLP, Inc. ("PGLP"; together with Reschke, PGI, PGII, and PGVI, collectively the "Seller"), whereby the Seller agreed to sell to Fortress (i) 3,916,850 shares of Common Stock beneficially owned by the Seller (the "Prime Shares"), (ii) 12,500 shares of Common Stock subject to an option to purchase granted to Blackacre Bridge Capital, LLC by PGI (the "Blackacre Shares"), (iii) 50,000 shares of Common Stock subject to vested options to purchase granted to Reschke by the Issuer (the "Reschke Option Shares") and (iv) 25,000 shares of Common Stock subject to non-vested options to purchase granted to Reschke by the Issuer (the "Non-Vested Options"), if Reschke is permitted to exercise such Non-Vested Options. Completion of the sale is subject to certain customary closing conditions, including satisfaction of the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In addition, the conditions to the sale include Reschke's resignation from the Issuer's board of directors and the election of two of FRIT's designees to the Issuer's board to fill the vacancy created by Reschke's resignation and to fill the currently existing vacancy on the board. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1.1, and is incorporated herein by reference.

            FRIT also entered into a Standstill Agreement by and between it and the Issuer, dated as of April 20, 2000 (the "Standstill Agreement"). The Standstill Agreement provides that FRIT may not acquire during its term additional shares of Common Stock or engage in other activity designed to acquire control of the Issuer, except in the context of a cash tender offer for all the shares of Common Stock at not less than $15 per share, which tender offer cannot occur without the board's consent prior to July 5, 2000. The Standstill Agreement terminates after the earlier of two years or such time as FRIT beneficially own a majority of the Issuer's Common Stock. A copy of the Standstill Agreement is attached hereto as Exhibit 1.2, and is incorporated herein by reference.

            FRIT entered into an Amendment to the Stock Purchase Agreement, dated as of May 17, 2000 (the "Amendment"), to assign to FBA its rights and obligations it may have under the Agreement and to amend certain terms set forth in the Agreement (the Stock Purchase Agreement as amended by the Amendment, the "Amended Stock Purchase Agreement"). Under the Amendment, FBA agreed to be bound by the terms of the Standstill Agreement as well as the Stock Purchase Agreement.

            The sale and transfer of the shares of Common Stock by the Seller to FBA took place on May 18, 2000. Pursuant to the Amended Stock Purchase Agreement, FBA paid the purchase price in the amount of: (i) $57,752,750 (full payment of the purchase price for the Prime Shares minus a $1,000,000 deposit paid on April 24, 2000); (ii) $150,000 for the Blackacre Shares plus $37,500 for the Option Supplement (as defined in the Amended Stock Purchase Agreement);
      (iii) $750,000 for the Reschke Option Shares; and (iv) $375,000 for the shares issued pursuant to the Non-Vested Options.

            Subject to the terms and conditions set forth in the Standstill Agreement and depending upon prevailing market conditions, FBA, by itself or through its affiliates, currently intends to offer to acquire all outstanding shares of Common Stock by a tender offer and to acquire any balance of the equity interest of the Company through a merger of FBA or its affiliate with and into the Company. FBA (or its affiliate, as the case may be) currently intends to vote all of the shares of Common Stock that it may acquire pursuant to the Stock Purchase Agreement and in the subsequent tender offer in favor of the Merger.

            Notwithstanding the foregoing, subject to the terms and restrictions contained in the Standstill Agreement, market conditions and other factors, FBA and its controlling persons and affiliates may acquire or dispose of shares of Common Stock from time to time in future open market, privately negotiated or other transactions, or otherwise maintain its holdings at current levels, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer (or depositions thereof), or may effect other similar agreements or transactions.

            Except as set forth above, each Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
      Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (b) For the reason set forth below, each of the Reporting Persons may be deemed to beneficially own 4,004,350 shares of Common Stock (inclusive of 50,000 Reschke Option Shares and 25,000 shares of Common Stock issued under Non-Vested Options (All capitalized terms are defined in the Stock Purchase Agreement attached hereto as
      Exhibit 1.1.)) by virtue of FRIT's ability to acquire such shares pursuant to the Stock Purchase Agreement. Each of FRIT, FIF,
      FFMM, FIG and FIH does not directly own any securities of the Issuer pursuant to the Amended Stock Purchase Agreement. However, (i) FRIT has the ability to direct the management of FBA's businesses and affairs as the sole member of FBA; (ii) FIF has the ability to direct the management of FRIT's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FRIT; (iii) FFMM has the ability to direct the management of FIF's business and affairs as the managing member of FIF; (iv) FIG has the ability to direct the management of FFMM's business and affairs as the managing member of FFMM, and (v) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG.

            With respect to such shares of Common Stock, (i) none of the Reporting Persons has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of such shares; and (ii) each of the Reporting Persons has the shared power to vote or to direct the vote, or to dispose or to direct the disposition of such shares. As a result of acquisition of such shares, FBA controls 40.3% of the outstanding voting capital stock of the Issuer. The purchase price for all such shares acquired by FBA is $60,065,250.

            None of the Covered Persons directly owns any securities of the Issuer. However, by reason of their status as managers or executive officers, or members of the Reporting Persons, Covered Persons may be deemed to be the beneficial owners of the shares of Common Stock owned directly or otherwise beneficially by such Reporting Persons. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or otherwise beneficially by such Reporting Persons.

            (c) With respect to transactions in shares of Common Stock that were effected within the past 60 days, please see Item 4 above.

            (d) - (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 4 above. Except as provided in the Stock Purchase Agreement, the Standstill Agreement or as set forth herein, neither any of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. Description

1.1 Stock Purchase Agreement, dated as of April 20, 2000, by and between Fortress Registered Investment Trust, Brookdale Living Communities, Inc., and Michael W. Reschke, The Prime Group, Inc., Prime Group II, L.P., Prime Group IV, L.P., and PGLP, Inc.

1.2 Standstill Agreement, dated as of April 20, 2000, by and between Fortress Registered Investment Trust and Brookdale Living Communities, Inc.

1.3 Joint Filing Agreement, dated as of May 19, 2000, by and between Fortress Brookdale Acquisition LLC, Fortress Registered Investment Trust, a Delaware business trust, Fortress Investment Fund LLC, a Delaware limited liability company, Fortress Fund MM LLC, a Delaware limited liability company, Fortress Investment Group LLC, a Delaware limited liability company, and Fortress Investment Holdings LLC, a Delaware limited liability company.



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 2000


                           FORTRESS BROOKDALE ACQUISITION LLC


                           By:  /s/  Randal A. Nardone
                               -----------------------------------------------
                               Randal A. Nardone
                               as Vice President, Chief Operating Officer and Secretary of Fortress Registered Investment Trust, the sole member of Fortress Brookdale Acquisition LLC





                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 2000


                           FORTRESS REGISTERED INVESTMENT TRUST


                           By:  /s/  Randal A. Nardone
                               -----------------------------------------------
                               Randal A. Nardone
                               as Vice President, Chief Operating Officer
                               and Secretary



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 2000


                           FORTRESS INVESTMENT FUND LLC


                           By:  /s/  Randal A. Nardone
                               -----------------------------------------------
                               Randal A. Nardone
                               as Chief Operating Officer and
                               Secretary of Fortress Fund MM LLC,
                               managing member of Fortress
                               Investment Fund LLC



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 2000


                           FORTRESS FUND MM LLC


                           By:  /s/  Randal A. Nardone
                               -----------------------------------------------
                               Randal A. Nardone
                               as Chief Operating Officer and Secretary



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 2000


                           FORTRESS INVESTMENT GROUP LLC


                           By:  /s/  Randal A. Nardone
                               -----------------------------------------------
                               Randal A. Nardone
                               as Chief Operating Officer



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 2000


                           FORTRESS INVESTMENT HOLDINGS LLC


                           By:  /s/  Randal A. Nardone
                               -----------------------------------------------
                               Randal A. Nardone
                               as Manager



                                                                       ANNEX A



                      DIRECTORS AND EXECUTIVE OFFICERS
                      OF FORTRESS INVESTMENT GROUP LLC

      The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the managing member of Fortress Fund MM LLC, are listed below. The principal business address of each of the directors and executive officers of Fortress Registered Investment Trust is 1301 Avenue of the Americas, New York, NY 10019.



          NAME                            PRINCIPAL OCCUPATION
------------------------------------------------------------------------------

Wesley R. Edens          Chief Executive Officer of Fortress Investment
                         Group LLC
Robert I. Kauffman       President of Fortress Investment Group LLC
Randal A. Nardone        Chief Operating Officer of Fortress Investment
                         Group LLC
Erik P. Nygaard          Chief Information Officer and Treasurer of
                         Fortress Investment Group LLC
Gregory F. Hughes        Chief Financial Officer of Fortress Investment
                         Group LLC


                            MEMBERS AND MANAGERS
                    OF FORTRESS INVESTMENT HOLDINGS LLC

      The name and principal occupation of each of the members and managers of Fortress Investment Holdings LLC, the managing member of Fortress Investment Group LLC, are listed below. The principal business address of each of the members and managers of Fortress Registered Investment Trust is 1301 Avenue of the Americas, New York, NY 10019.



          NAME                            PRINCIPAL OCCUPATION
------------------------------------------------------------------------------

Wesley R. Edens          Chief Executive Officer of Fortress Investment
                         Group LLC
Robert I. Kauffman       President of Fortress Investment Group LLC
Randal A. Nardone        Chief Operating Officer of Fortress Investment
                         Group LLC
Erik P. Nygaard          Chief Information Officer and Treasurer of
                         Fortress Investment Group LLC